Filed by UBS Group AG and UBS AG Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: UBS AG Registration Statement No. 333-199011

THE FOLLOWING IS THE SWISS FORMAL NOTICE OF DEFINITIVE RESULTS.

***********************

This announcement is an advertisement and not a prospectus for the purposes of the Prospectus Directive (2003/71/EC, as amended) and investors in the European Economic Area (the “EEA”) should not subscribe for or purchase any transferable securities referred to in this announcement except, in the case of the exchange offer during the additional acceptance period, on the basis of information contained in or incorporated by reference in the prospectus to be approved and published in due course in connection with such public offering of UBS Group AG Shares in the additional acceptance period (the “EU AAP Prospectus”), in Ireland, and following passporting, in Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom. The EU AAP Prospectus in the English language, once published, will be available at www.ubs.com/exchangeoffer.

Public Exchange Offer

by

UBS Group AG, Zurich

for all issued

registered shares of UBS AG, Zurich and Basel with a nominal value of CHF 0.10 each

Announcement of the Definitive Interim Result

1	Public Exchange Offer

UBS AG (“UBS”) proposes to its shareholders (the “UBS Shareholders” or a “UBS Shareholder”) to establish a new holding company, UBS Group AG (“UBS Group”). To implement this proposal, UBS Group, a Swiss stock corporation (Aktiengesellschaft), is offering to acquire any and all issued UBS shares in exchange for UBS Group shares on a share-for-share basis (the “Exchange Offer”).

On 29 September 2014 UBS Group published the Swiss offer prospectus regarding the Exchange Offer (the “Swiss Offer Prospectus”).

Under the terms of the Exchange Offer, every registered share of UBS with a nominal value of CHF 0.10 (each, a “UBS Share” and collectively, the “UBS Shares”) validly tendered in, and not withdrawn from, the Exchange Offer will be exchanged for one registered share of UBS Group with a nominal value of CHF 0.10 (each, a “UBS Group Share” and collectively, the “UBS Group Shares”). The Exchange Offer is comprised of separate offers (respectively, the “Swiss Exchange Offer” and the “U.S. Exchange Offer”). The Swiss Exchange Offer is being made to all holders of UBS Shares, wherever located, in accordance with local laws, regulations and restrictions, pursuant to the Swiss Offer Prospectus and, for holders of UBS Shares located in one or more member states of the European Economic Area, one or more separate prospectuses. The U.S. Exchange Offer is being made to all holders of UBS Shares located in the United States pursuant to separate offer documentation.

On 12 November 2014 UBS Group published a supplementary Swiss offer prospectus (the “Supplementary Swiss Offer Prospectus”) that is supplemental to, and should be read in conjunction with, the Swiss Offer Prospectus and thereby reduced the minimum acceptance condition to 66.67% (the “Minimum Acceptance Condition”) and extended the Initial Acceptance Period until 20 November 2014 (the “Extended Initial Acceptance Period”).

2	Definitive Interim Result

Subject to the offer restrictions set forth in the Swiss Offer Prospectus, the Swiss Exchange Offer relates to all issued UBS Shares (see section F.1 of Swiss Offer Prospectus), including any UBS Shares that will be issued between 24 September 2014 and the end of the Additional Acceptance Period (see section B.1 of Swiss Offer Prospectus). At the expiration of the Extended Initial Acceptance Period, the Exchange Offer relates to a total of 3,844,560,913 UBS Shares.

The table below provides information on the number of UBS Shares tendered into the Exchange Offer at the expiration of the Extended Initial Acceptance Period:

	UBS Shares	Acceptance ratio
Treasury shares tendered by UBS	90,815,594	n.a.
UBS Shares tendered by UBS Shareholders	3,384,540,847	90.18% (calculated based on the UBS Shares held by UBS Shareholders)
Total of tendered UBS Shares	3,475,356,441	90.40% of all issued UBS Shares at the end of the Extended Initial Acceptance Period

At the end of the Extended Initial Acceptance Period, calculated on the basis of a total of 3,844,560,913 issued UBS Shares (at the end of the Extended Initial Acceptance Period), 3,475,356,441 UBS Shares, corresponding to 90.40% of the share capital and voting rights of UBS, had been tendered to UBS Group.

3	Offer Conditions

At the end of the Extended Initial Acceptance Period, all offer conditions according to Section B.9 of the Swiss Offer Prospectus and Section 3.1 of the Supplementary Swiss Offer Prospectus had been satisfied or waived and UBS Group declared the Exchange Offer unconditional in the announcement of the Preliminary Interim Result on 21 November 2014.

As the number of the tendered UBS Shares exceeds 90% of the outstanding UBS Shares, UBS Group will own sufficient shares to ensure that remaining UBS Shares will be squeezed out, although this process may require an extended period of time.

4	First Settlement

The first settlement (i.e. the delivery of UBS Group Shares for UBS Shares tendered during the Extended Initial Acceptance Period) is expected to occur on 28 November 2014 (see Section C.4.2 of the Swiss Offer Prospectus and Section 3.2 of the Supplementary Swiss Offer Prospectus).

5	Trading

It is expected that trading in UBS Group Shares will commence on the SIX Swiss Exchange (Ticker symbol: UBSG) and that “regular way” trading in UBS Group Shares will commence on the NYSE (Ticker symbol: UBS) when markets open on 28 November 2014. UBS Group Shares began trading on the NYSE on a “when-issued” basis on 21 November 2014 (Ticker symbol: “UBS.WI”).

Until the UBS Shares are delisted from the SIX Swiss Exchange, the remaining (non-tendered) UBS Shares continue to be tradable on the SIX Swiss Exchange (ticker symbol: UBSN). Following the close of the Extended Initial Acceptance Period, the ticker symbol of these remaining (non-tendered) UBS Shares changed from “UBS” to “OUBS” effective 24 November 2014.

As previously announced, UBS Group expects to initiate the delisting of UBS Shares from the SIX Swiss Exchange and the NYSE as soon as practicable after consummation of the Exchange Offer. Upon completion of the Exchange Offer, the market for UBS Shares is expected to be significantly less liquid, and the value of UBS Shares remaining publicly held may be lower or fluctuate more widely following completion of the Exchange Offer than previously.

6	Additional Acceptance Period

The Additional Acceptance Period of 11 trading days for subsequent acceptance of the Swiss Exchange Offer runs from 26 November to 10 December 2014 (for tenders in the Additional Acceptance Period see Section B.6 of the Swiss Offer Prospectus and Section 3.2 of the Supplementary Swiss Offer Prospectus). During that period, holders of UBS Shares will be permitted, subject to any applicable local laws, regulations and restrictions, to tender any remaining UBS Shares. During the Additional Acceptance Period, there will be no withdrawal rights either for UBS Shares tendered for exchange in the Extended Initial Acceptance Period or, other than in limited circumstances prescribed under applicable law, for those tendered during the Additional Acceptance Period.

UBS Shares held in the SIS Settlement System that are validly tendered in the Exchange Offer during the Additional Acceptance Period will be assigned new Swiss and international security numbers. They will be tradable on the SIX Swiss Exchange on a separate trading line (Swiss Security Number: 24.770.431; ISIN: CH0247704312). This separate trading line will allow tendering UBS Shareholders to sell their UBS Shares despite the fact that such UBS Shares have already been tendered in the Exchange Offer.

At the expiration of the Extended Initial Offer Period, 369,204,472 UBS Shares remained non-tendered. Accordingly, UBS Group may issue up to the same number of UBS Group Shares after expiration of the Additional Acceptance Period.

Registered Shares of UBS AG

Swiss Security Number: 2489948        ISIN: CH0024899483        Ticker-Symbol: UBSN

Place and Date

Zurich, 26 November 2014

Offer Manager

UBS AG

Important Notice

The exchange offer described herein is addressed to the shareholders of UBS AG (“UBS”) and only to persons to whom it may be lawfully addressed. The exchange offer is made to the public in Switzerland and the United States, as well as in certain member states of the EEA (the “EEA Jurisdictions”). The making of the exchange offer to specific persons who are residents, nationals or citizens of jurisdictions outside Switzerland, the United States or the EEA Jurisdictions, or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction.

The exchange offer is not made, directly or indirectly, by mail or by any means in or into any jurisdiction within which, under its laws, rules and regulations, the submission, the making or the presentation of the exchange offer or the mailing or distribution of any of this announcement, the Swiss offer prospectus (which, in the case of investors in the EEA should be treated as an advertisement and not a prospectus for the purposes of the Prospectus Directive (as defined below)), any EU prospectus published in connection with the initial acceptance period or additional acceptance period of the exchange offer, a declaration of acceptance and any other document or material relevant thereto (together, the “Exchange Offer Documents”) is illegal or contravenes any applicable legislation, rule or regulation (together, the “Excluded Territories”). Accordingly, copies of any Exchange Offer Document will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory.

No person receiving a copy of any Exchange Offer Document in any jurisdiction outside Switzerland or the EEA Jurisdictions (or any documents relating to the U.S. exchange offer other than in the United States) may treat any such document as if it constituted a solicitation or offer to such person and under no circumstances may such person use any Exchange Offer Document if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Exchange Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Exchange Offer Document is sent for information purposes only. Separate documentation related to the exchange offer has been made available in the United States. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

It is the responsibility of the Excluded Shareholders wishing to accept the exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. If you are an Excluded Shareholder and have any doubts as to your status, you should consult with your professional advisor in the relevant jurisdiction.

UBS Group AG (“UBS Group”) has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which includes an offer to exchange/prospectus. UBS has filed a related solicitation/recommendation statement on Schedule 14D-9 with the SEC. This document is not a substitute for the registration statement, offer to exchange/prospectus or any other offering materials or other documents that UBS and UBS Group have filed or will file with the SEC or have sent or will send to shareholders. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE TRANSACTION FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of such filings, without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from UBS, without charge, once they are filed with the SEC.

The public offering of shares of UBS Group during the additional acceptance period is a separate offer to the exchange offer described in the EU prospectus published in connection with the initial acceptance period. UBS Group intends to prepare and publish a separate EU AAP Prospectus in due course for approval by the Central Bank of Ireland to be published in connection with the public offering of shares of UBS Group in the additional acceptance period in Ireland, and once passported, in Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom.

In relation to each Member State of the EEA which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any UBS Group shares (including by means of a resale or other transfer) may not be made in that Relevant Member State, other than the offering of UBS Group shares in the additional acceptance period pursuant to the EU AAP Prospectus in Ireland, Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United

Kingdom contemplated in the EU AAP Prospectus (from the time such prospectus has been approved by the Central Bank of Ireland, in its capacity as the competent authority in Ireland, and published in accordance with the Prospectus Directive as implemented in Ireland and in the case of Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom, passported), except that an offer to the public in that Relevant Member State of the UBS Group shares may be made at any time under the following exemptions under the Prospectus Directive, if and as they have been implemented in that Relevant Member State:

•	to legal entities which are qualified investors as defined in the Prospectus Directive;

•	to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of UBS Group shares shall result in a requirement for UBS Group to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the provisions above, the expression an “offer to the public” in relation to any UBS Group shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the exchange offer to be made in the additional acceptance period pursuant to the EU AAP Prospectus and the UBS Group shares to be offered so as to enable an investor to decide to accept the exchange offer, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

No action has been taken in Belgium to permit a public exchange offer of the UBS Shares or the UBS Group Shares in accordance with the Belgian act of 16 June 2006 on the public offer of securities and admission of securities to trading on a regulated market (“Belgian Prospectus Act”) and the Belgian Act of 1 April 2007 on public takeover bids (“Belgian Takeover Bid Act”) and no UBS Group Shares may be offered or sold to persons in Belgium unless either such persons are qualified investors within the meaning of Article 10 of the Belgian Prospectus Act or one or more other exemptions available under Article 3 of the Belgian Prospectus Act or under Article 6, § 3 of the Belgian Takeover Bid Act apply.

The issue and distribution of this document is restricted by law and has not been approved by the Danish Financial Supervisory Authority. This document is being distributed and communicated to persons in Denmark only in circumstances where such distribution will not conflict with the provisions of the Danish Securities Trading Act and executive orders issued pursuant thereto as amended from time to time.

The securities described herein are not being offered or sold to any person in Denmark except in circumstances which will not result in an offer of securities to the public in Denmark within the meaning of Chapter 6 or 12 of the Danish Securities Trading Act and pursuant to an exemption from the obligation to publish a prospectus set out in the Danish Prospectus Executive Orders.

This document has not been produced in accordance with the prospectus requirements laid down in the Norwegian Securities Trading Act 2007. This document has not been approved or disapproved by, or registered with, the Oslo Stock Exchange, the Norwegian FSA (finanstilsynet) nor the Norwegian Registry of Business Enterprises. The securities described herein have not been and will not be offered or sold to the public in Norway, and no offering or marketing materials relating to the interests may be made available or distributed in any way that would constitute, directly or indirectly, an offer to the public in Norway. This document is for the recipient only and may not in any way be forwarded to any other person or to the public in Norway.

Cautionary Statement Regarding Forward-Looking Statements

This document contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in executing its announced strategic plans, including its efficiency initiatives and its planned further reduction in its Basel III risk-weighted assets (RWA) and leverage ratio denominator (LRD); (ii) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, or arising from requirements for bail-in debt or loss-absorbing capital; (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (v) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (FINMA) will approve reductions to the incremental RWA resulting from the supplemental operational risk-capital analysis mutually agreed to by UBS and FINMA, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in executing the announced creation of a new Swiss banking subsidiary, a holding company for the UBS group (including the pending exchange offer to exchange shares of UBS AG for shares of such holding com-

pany), a US intermediate holding company, changes in the operating model of UBS Limited and other changes which UBS may make in its legal entity structure and operating model, including the possible consequences of such changes, and the potential need to make other changes to the legal structure or booking model of the UBS group in response to legal and regulatory requirements, including capital requirements, resolvability requirements and proposals in Switzerland and other countries for mandatory structural reform of banks; (vii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (viii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on it, due to litigation, contractual claims and regulatory investigations; (ix) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (x) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xi) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xiii) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (xiv) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; and (xv) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2013, updated information prepared in connection with the exchange offer included in UBS’s Report on Form 6-K filed with the SEC on 29 September 2014 and UBS’s Third Quarter 2014 Report on Form 6-K filed with the SEC on 28 October 2014. Neither UBS Group nor UBS is under any obligation to (and expressly disclaims any obligation to) update or alter any forward-looking statements set out in this document, whether as a result of new information, future events, or otherwise.